NO ACT

DC
1-9-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08023972

Received SEC

FEB 0 1 2008

Washington, DC 20549

February 1, 2008

Karole Morgan-Prager
Vice President and General Counsel
The McClatchy Company
2100 Q Street
Sacramento, CA 95816-6899

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/1/2008

Re: The McClatchy Company
Incoming letter dated January 9, 2008

Dear Ms. Morgan-Prager:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to The McClatchy Company by Alison H. apRoberts. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Alison H. apRoberts
1234 Noonan Drive
Sacramento, CA 95822



THE MCCLATCHY COMPANY
Since 1857

Karole Morgan-Prager
Vice President and General Counsel

January 9, 2008

VIA OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The McClatchy Company
Notice of Intent to Exclude Shareholder Proposal Pursuant to Rule 14a-8(j) of Regulation 14A of the Securities and Exchange Act of 1934

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) (the "Rule") of Regulation 14A of the Securities and Exchange Act of 1934, as amended (the "Act"), this letter is to inform you of The McClatchy Company's (the "Company") intention to exclude a shareholder proposal from the Company's proxy statement for the annual meeting of stockholders to be held in May 2008. In accordance with the Rule, we have included six (6) copies of (i) this letter, which sets forth below our reasons for excluding the proposal, (ii) the shareholder proposal and (iii) all applicable correspondence between the Company and the stockholder proponent. The Company intends to file its definitive proxy statement for its 2008 Annual Meeting of Stockholders on or after March 31, 2008.

The Company received a shareholder proposal from Alison H. apRoberts on December 3, 2007, which was sent to the Company via facsimile after the close of business on Friday November 30, 2007. In a response letter dated December 14, 2007, which was mailed via overnight mail, the Company advised Ms. apRoberts, among other things, that the Company was unable to independently verify her stock ownership and requested that she submit verification of her share holdings as described in Rule 14a-8(b)(2)(i) of Regulation 14A of the Act as promptly as possible and, in any event, no later than 14 calendar days from the date of the Company's December 14th letter.

Ms. apRoberts responded within the required 14 day period with a letter dated December 18, 2008, which the Company received December 20, 2008, but her letter was silent in regards to the Company's request for confirmation of stock ownership and she did not otherwise provide evidence to the Company of the requisite stock ownership within the 14 day period. Subsequent to the end of the 14 day period, on January 3, 2008, the Company received, via facsimile from

2100 Q Street • Sacramento • CA • 95816-6899 Telephone • 916/321-1828 FAX • 916/326-5586 e-mail • kmorgan-prager@mcclatchy.cor

E*Trade Financial Stock Plans, an unsigned letter (which was not on letterhead) dated December 26, 2007 addressed to Ms. apRoberts that set forth certain information regarding shares of The McClatchy Company held in accounts registered to Ms. apRoberts and Paul Warren. Finally, on January 8, 2008 we received a copy of a signed letter from E*Trade Securities dated December 26, 2007 directly from Ms. apRoberts, which this time was on E*Trade letterhead. That letter was postmarked January 7, 2008. In addition to being untimely, we do not believe that this letter provided sufficient evidence of her shareholdings. Accordingly, we are excluding her shareholder proposal on the basis that it is procedurally inadequate in that she failed to provide evidence of her holdings in a timely manner as required by Rule 14a-8(b)(2)(i) of Regulation 14A of the Act.

Concurrently with this letter, the Company has informed Ms. apRoberts of its intention to exclude her shareholder proposal for the reason set forth above and is providing her with a copy of this letter.

Please contact the undersigned at (916) 321-1828 if you have any questions regarding the foregoing.

Sincerely,



Karole Morgan-Prager

Encs.

cc: Alison apRoberts
Katharine A. Martin, Esq.

Alison H. apRoberts
1234 Noonan Drive
Sacramento, CA 95822
November 30, 2007

VIA Fax & Overnight Mail

November 30, 2007

Karole Morgan-Prager
Vice President, General Counsel, and Corporate Secretary
McClatchy Corporation
2100 Q Street
Sacramento, CA 95816

Dear Ms. Morgan-Prager:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the McClatchy Corporation ("McClatchy") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of McClatchy common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own McClatchy common stock through the date of the Company's 2008 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



Alison H. apRoberts

Enclosure

Shareholder Proposal

Resolved: The shareholders of McClatchy Corporation request that the Board of Directors adopt a policy that shareholders will be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement. The board should provide appropriate disclosures to ensure that shareholders understand that the vote is advisory and will neither abrogate any employment agreement nor affect any compensation already paid or awarded.

Supporting Statement

In our view, existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with adequate means for communicating their views on senior executive compensation to boards of directors. In contrast, in the United Kingdom, shareholders of public companies are permitted to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but it gives shareholders an opportunity to communicate views in a manner that could influence senior executive compensation.

"Say on Pay" in the U.K., we believe, serves a constructive purpose. A study by the Yale School of Management found that the resulting dialogue between boards and shareholders appeared to moderate pay increases, enhance the ability of compensation committees to stand up to insider pressures, and add legitimacy to the executive compensation process. (See Stephen Davis, "Does 'Say on Pay' Work?" Millstein Center for Corporate Governance and Performance, Yale, 2007)

U.S. stock exchange listing standards currently require shareholder approval of equity-based compensation plans. However, those plans give compensation committees broad discretion in making awards and establishing performance thresholds. Also, the performance criteria submitted for shareholder approval are generally stated in broad terms that, in our view, do not effectively constrain compensation.

Under the circumstances, we do not believe shareholders have an adequate mechanism for providing feedback with respect to the application of those general criteria to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004)). While withholding votes from compensation committee members who stand for reelection is an option, we believe that course is a blunt and insufficient instrument for registering dissatisfaction with the way compensation committees have administered compensation plans and policies.

We believe this proposal is particularly appropriate at our company. In 2006, McClatchy share price decreased by over 26% while our CEO received compensation in excess of $7.17 million. We believe it would be prudent to give our shareholders a "Say on Pay" to help assure that excessive compensation does not become a problem at McClatchy.

We urge McClatchy's board to allow shareholders to express their opinion about senior executive compensation by establishing an annual shareholder "Say on Pay." We believe the results of such a vote would provide our Board with useful information about whether shareholders view the company's senior executive compensation, as reported each year in the proxy statement, to be appropriate.



THE McCLATCHY COMPANY
Since 1857

Karole Morgan-Prager
Vice President and General Counsel

Via Federal Express Mail

December 14, 2007

Alison H. apRoberts
1234 Noonan Drive
Sacramento, CA 95822

Dear Ms. apRoberts:

We have received your letter dated November 30, 2007 (the "Letter") submitting your shareholder proposal for inclusion in the proxy statement of The McClatchy Company (the "Company") for the meeting of its stockholders to be held in 2008. The Letter indicates that you beneficially own shares of the Company's common stock with a market value in excess of $2,000 and have held it continuously for more than a year prior to the date of your submission. However, we have been unable to independently verify your ownership and respectfully request that you submit verification of your share holdings. As described in Rule 14a-8(b)(2)(i) of Regulation 14A of the Securities Exchange Act of 1934 (the "Act"), you may demonstrate that you are eligible to present proposals to be considered at the Company's annual meeting by submitting to us a written statement from the record holder of your securities (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the requisite amount of securities for at least one year. Pursuant to Rule 14A-8(f) of the Act, we request that such letter of verification be provided as promptly as possible and, in any event, no later than 14 calendar days from the date of this letter.

Additionally, your proposal states that the Company's CEO, Gary B. Pruitt, received compensation in excess of $7.17 million in 2006, which we believe is inaccurate. As stated in the Company's definitive proxy statement for the annual meeting of stockholders held in 2007, which was filed with the SEC on March 30, 2007, Mr. Pruitt's total compensation for fiscal year 2006 was approximately $5.6 million. We respectfully request that you amend your proposal to accurately reflect this amount. Please provide us with a copy of the amended proposal at your earliest convenience.

If you have any questions, please contact me at 916-321-1828.

Sincereley,



Karole Morgan-Prager
Vice President, General Counsel and Secretary

Alison H. apRoberts
1234 Noonan Drive
Sacramento, CA 95822
December 18, 2007

Karole Morgan-Prager
Vice President, General Counsel, and Corporate Secretary
McClatchy Corporation
2100 Q Street
Sacramento, CA 95816

RE: Compensation for CEO Gary B. Pruitt

Dear Ms. Morgan-Prager:

I am in receipt of your letter dated December 14, 2007. You claim that the compensation figure I use in my shareholder submission – compensation in excess of $7.17 million – was inaccurate. Instead, you claim his compensation was approximately $5.6 million. I suggest we are both incorrect

The number you generated is the sum total on the Summary Compensation in the 2007 Proxy Statement (p. 31). In fact, the precise number used is $5,601,811. That includes salary, bonus, stock awards, option grants, non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings, and all other compensation.

I used a different methodology. I subtracted the values for stock grants and option grants (which are accounting values only based on FAS 123R) and instead used the grant date fair value (see p. 32) for each. This is a more accurate description of what Mr. Pruitt received. Please see the calculations below:

2006 Compensation - Gary B. Pruitt	
Salary	$1,050,000
Bonus	$1,000,000
Non-equity Incentive Plan Compensation	$950,000
Change in Pension Value	$647,733
All other Compensation	$118,191
Sub-total	$3,765,924
Stock Award - grant date present value	$1,451,250
Option Award - grant date present value	$897,850
TOTAL	**$6,115,024**

In my shareholder proposal, I backed out the value for options and not for stock grants and therefore reached an incorrect total. I apologize. I will amend the proposal to reflect a more accurate figure -- $6.1 million.

Sincerely,



Alison H. apRoberts

Enclosure

Shareholder Proposal

Resolved: The shareholders of McClatchy Corporation request that the Board of Directors adopt a policy that shareholders will be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement. The board should provide appropriate disclosures to ensure that shareholders understand that the vote is advisory and will neither abrogate any employment agreement nor affect any compensation already paid or awarded.

Supporting Statement

In our view, existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with adequate means for communicating their views on senior executive compensation to boards of directors. In contrast, in the United Kingdom, shareholders of public companies are permitted to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but it gives shareholders an opportunity to communicate views in a manner that could influence senior executive compensation.

"Say on Pay" in the U.K., we believe, serves a constructive purpose. A study by the Yale School of Management found that the resulting dialogue between boards and shareholders appeared to moderate pay increases, enhance the ability of compensation committees to stand up to insider pressures, and add legitimacy to the executive compensation process. (See Stephen Davis, "Does 'Say on Pay' Work?" Millstein Center for Corporate Governance and Performance, Yale, 2007)

U.S. stock exchange listing standards currently require shareholder approval of equity-based compensation plans. However, those plans give compensation committees broad discretion in making awards and establishing performance thresholds. Also, the performance criteria submitted for shareholder approval are generally stated in broad terms that, in our view, do not effectively constrain compensation.

Under the circumstances, we do not believe shareholders have an adequate mechanism for providing feedback with respect to the application of those general criteria to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004)). While withholding votes from compensation committee members who stand for reelection is an option, we believe that course is a blunt and insufficient instrument for registering dissatisfaction with the way compensation committees have administered compensation plans and policies.

We believe this proposal is particularly appropriate at our company. In 2006, McClatchy share price decreased by over 26% while our CEO received compensation in excess of $6.1 million. We believe it would be prudent to give our shareholders a "Say on Pay" to help assure that excessive compensation does not become a problem at McClatchy.

We urge McClatchy's board to allow shareholders to express their opinion about senior executive compensation by establishing an annual shareholder "Say on Pay." We believe the results of such a vote would provide our Board with useful information about whether shareholders view the company's senior executive compensation, as reported each year in the proxy statement, to be appropriate.


E*TRADE
FINANCIAL
Stock Plans

Customer Service Phone: 800-838-0908
Customer Service Fax: 866-650-0003

Date:	1/2/2008
To:	Karole Morgan-Prager
Fax Number:	916-326-5586
From:	Dustin Plott
Fax Number:	866-650-0003
Pages (Including Coversheet)	3

Due to the deteriorating tendencies of thermal paper we **cannot** accept correspondence returned to us in that form. Please copy the fax onto normal copy paper before returning. Thank you.

December 26, 2007

Alison apRoberts
1234 Noonan Drive
Sacramento, CA 95822

Re: E*TRADE Securities Account 6592-5242

Dear Ms. apRoberts:

This letter is in response to your request for documentation of the Employee Stock Purchase Program shares and Employee Stock Option Grants held in an E*TRADE Securities account.

Account number 6592-5242 is a regular brokerage account registered jointly to Alison Heyer apRoberts and Paul Warren. Our records indicate this account, which is currently in good standing, was established via the E*TRADE Securities OptionsLink Program with their employer McClatchy Co Cl A (symbol MNI) on September 15, 2000. The account contains a cash balance of $766.62 with 395 shares of MNI (valued at *$5,138.38, based on the closing price of the security on December 24, 2007). At this time, there are no MNI Stock Option Grants available for exercise.

There are 245 shares of MNI stock acquired through an ESPP that have a market value of *$3,187.45 based on the closing stock price on December 24, 2007. Please find below a summary of the enrollment dates and purchase dates for the MNI ESPP shares held in the account.

*Please note, due to market fluctuation, this value is subject to change.

Enrollment Date	Purchase Date	Shares Purchased
07/03/2000	10/02/2000	11
10/02/2000	01/02/2001	9
01/02/2001	03/30/2001	9
04/02/2001	06/29/2001	8
07/02/2001	10/01/2001	10
10/01/2001	12/31/2001	8
01/02/2002	03/28/2002	8
04/01/2002	06/28/2002	5
07/01/2002	09/30/2002	7

10/01/2002	12/31/2002	6
01/02/2003	03/31/2003	7
04/01/2003	06/30/2003	7
07/01/2003	09/30/2003	7
10/01/2003	12/31/2003	5
01/02/2004	03/31/2004	6
04/01/2004	06/30/2004	5
07/01/2004	09/30/2004	6
10/01/2004	12/31/2004	6
01/03/2005	03/31/2005	5
04/01/2005	06/30/2005	5
07/01/2005	09/30/2005	7
10/03/2005	12/31/2005	8
01/03/2006	03/31/2006	7
04/03/2006	06/30/2006	12
07/03/2006	09/29/2006	9
10/02/2006	12/29/2006	11
01/03/2007	03/30/2007	13
04/02/2007	06/29/2007	18
07/02/2007	09/28/2007	20

If additional information regarding the account is needed, please mail this request to the address provided below. Please be sure to include detailed instructions on what is requested as well as the addressee to which it should be sent.

Thank you for choosing E*TRADE Securities. We are confident we will continue to provide you with investment services that meet or exceed your expectations. We look forward to a mutually beneficial business relationship and wish you success with your future investments.

Sincerely,

Amy Phillips
Correspondence Specialist
E*TRADE Securities LLC

1-7/08
Dear Ms. Morgan-Prager:
You should have received this by fax already.
Thank you
Alison apRoberts

E
F

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

www.etrade.com
Member NASD/SIPC

:-5242

Dear Ms. apRoberts:

This letter is in response to your request for documentation of the Employee Stock Purchase Program shares and Employee Stock Option Grants held in an E*TRADE Securities account.

Account number 6592-5242 is a regular brokerage account registered jointly to Alison Heyer apRoberts and Paul Warren. Our records indicate this account, which is currently in good standing, was established via the E*TRADE Securities OptionsLink Program with their employer McClatchy Co Cl A (symbol MNI) on September 15, 2000. The account contains a cash balance of $766.62 with 395 shares of MNI (valued at *$5,138.38, based on the closing price of the security on December 24, 2007). At this time, there are no MNI Stock Option Grants available for exercise.

There are 245 shares of MNI stock acquired through an ESPP that have a market value of *$3,187.45 based on the closing stock price on December 24, 2007. Please find below a summary of the enrollment dates and purchase dates for the MNI ESPP shares held in the account.

*Please note, due to market fluctuation, this value is subject to change.

Enrollment Date	Purchase Date	Shares Purchased
07/03/2000	10/02/2000	11
10/02/2000	01/02/2001	9
01/02/2001	03/30/2001	9
04/02/2001	06/29/2001	8
07/02/2001	10/01/2001	10
10/01/2001	12/31/2001	8
01/02/2002	03/28/2002	8
04/01/2002	06/28/2002	5
07/01/2002	09/30/2002	7

RECEIVED
JAN 0 8 2008
KAROLE MORGAN PRAGER

10/01/2002	12/31/2002	6
01/02/2003	03/31/2003	7
04/01/2003	06/30/2003	7
07/01/2003	09/30/2003	7
10/01/2003	12/31/2003	5
01/02/2004	03/31/2004	6
04/01/2004	06/30/2004	5
07/01/2004	09/30/2004	6
10/01/2004	12/31/2004	6
01/03/2005	03/31/2005	5
04/01/2005	06/30/2005	5
07/01/2005	09/30/2005	7
10/03/2005	12/31/2005	8
01/03/2006	03/31/2006	7
04/03/2006	06/30/2006	12
07/03/2006	09/29/2006	9
10/02/2006	12/29/2006	11
01/03/2007	03/30/2007	13
04/02/2007	06/29/2007	18
07/02/2007	09/28/2007	20

If additional information regarding the account is needed, please mail this request to the address provided below. Please be sure to include detailed instructions on what is requested as well as the addressee to which it should be sent.

Thank you for choosing E*TRADE Securities. We are confident we will continue to provide you with investment services that meet or exceed your expectations. We look forward to a mutually beneficial business relationship and wish you success with your future investments.

Sincerely,



Amy Phillips
Correspondence Specialist
E*TRADE Securities LLC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McClatchy Company
Incoming letter dated January 9, 2008

The proposal relates to compensation.

There appears to be some basis for your view that The McClatchy Company may exclude the proposal under rule 14a-8(b). We note that the proponent appears to have failed to supply, within 14 days of receipt of The McClatchy Company's request, documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if The McClatchy Company omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END